UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ken Aikawa
Name:	Ken Aikawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

June 7, 2021

To Our Shareholders

Mitsubishi UFJ Financial Group, Inc.

(Securities Code: 8306)

Supplementary Explanation of Our Position on the Third Item of Business

to Be Submitted to the 16th Annual General Meeting of Shareholders

First of all, we would like to express our deepest gratitude for your support of Mitsubishi UFJ Financial Group (MUFG).

The third item of business, a shareholder proposal, to be submitted to MUFG’s 16th Annual General Meeting of Shareholders scheduled for June 29, 2021, is titled “Partial Amendment to the Articles of Incorporation (Disclosure of a plan outlining the company’s business strategy to align its financing and investments with the goals of the Paris Agreement*).” This proposal requires that MUFG amend its Articles of Incorporation by incorporating the following provisions: “The company shall adopt and disclose in its annual reporting a plan outlining its business strategy, including metrics and short-, medium- and long-term targets, to align its financing and investments with the goals of the Paris Agreement.”

However, MUFG’s Board of Directors is opposed to this proposal. In the course of dialogue with our shareholders, we have also learned that this item is a subject of particular interest as we received a number of related shareholder inquiries. Accordingly, we are providing a supplementary explanation, as presented below, and ask that you review it with the hope that this will deepen shareholder understanding of our policies and beliefs regarding this item.

*Paris Agreement (excerpt from the website of the Ministry of Foreign Affairs)

The Paris Agreement was adopted at the United Nations Climate Change Conference of the Parties (COP21) (held during the period from November 30 to December 13, 2015, in Paris, France), and came into effect in 2016.

<PortionOmitted>

Overview of the Paris Agreement

•  Set a “2°C target” as a universal long-term target. Pursue efforts to keep a rise in global temperature below 1.5°C.

•  All countries, including major emitting countries, submit and update reduction targets every five years.

•  All countries should report the status of, and be reviewed for their initiatives in a universal and flexible manner.

•  Set long-term adaptation goals, with each country implementing adaptation planning processes, taking actions for adaptation, submitting adaptation reports and updating such reports regularly.

•  Innovation is positioned as a matter of importance.

•  Establish mechanisms to examine the implementation status of the entire world every five years (Global Stocktake).

•  Developed countries act as main fund providers, while developing countries provide funds voluntarily

•  Utilize market mechanisms including the joint crediting mechanism (JCM)

1.	Our Policies and Initiatives to Address Climate Change

MUFG’s Board of Directors is not opposed to the primary objective of the shareholder proposal, which urges the Company to carry out financing and investments in line with the goals of the Paris Agreement as part of its management policies. In fact, the Company has positioned addressing climate change as one of the key management challenges requiring particular attention going forward. In line with this positioning, the Company has examined and discussed its response to climate change during the course of the past several years. On May 17, 2021, the Company announced the MUFG Carbon Neutrality Declaration (see news-20210517-003_en.pdf (mufg.jp)), which specifies its policies for relevant initiatives, in light of the Japanese government’s policies on responding to the Paris Agreement and the most recent national targets. Through this declaration, the Company announced its intention to become the first domestic bank to join the Net-Zero Banking Alliance (NZBA) that was just launched in April 2021 by the United Nations Environment Programme Finance Initiative (UNEP FI), clarifying its commitment to, based on NZBA requirements, formulating and disclosing its 2030 targets toward carbon neutrality by the end of fiscal 2022. Given the initiatives described above, we believe that the essential content of the aforementioned proposal has already been incorporated into the Company’s management strategies.

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2.	Reasons for Opposing the Amendment of the Articles of Incorporation While Adopting a Management Plan Incorporating Climate Change Response

Generally speaking, the Articles of Incorporation are designed to specify the name of a company, its objectives, form of its organization, the total number of shares authorized, and other fundamental matters necessary to operate the company in accordance with the Companies Act (reference: MUFG’s Articles of Incorporation: https://www.mufg.jp/dam/profile/overview/pdf/incorporation1807_en.pdf).

On the other hand, it is not considered appropriate in the Articles of Incorporation to state a company’s detailed policies on the formulation of management strategy, including management’s response to such specific issues as climate change and its stance on specific agreements—the Paris Agreement, for example. MUFG believes that stating such details in the Articles of Incorporation may inhibit its ability to flexibly adjust its policies and swiftly execute such policies. Moreover, as the Company is positioned to handle a wide variety of management challenges, it believes that amending its Articles of Incorporation in a way that places sole focus on climate change will impair the overall balance of its management strategies, which should otherwise encompass the stable provision of financing and settlement functions and response to such social issues as the low birth rate and graying population. MUFG thus believes that such a move could hinder the effective implementation of its management strategies and lead to a decline in its corporate value.

The draft of the revised version of Japan’s Corporate Governance Code, which is expected to take effect by the end of June 2021, requires that businesses undertake proactive and autonomous initiatives under the leadership of their boards of directors to address climate change and other sustainability-related issues. With this in mind, the Company has positioned implementing these initiatives as an important management matter, with its Board of Directors fully committed to engaging in ongoing discussion and disclosing policies on its response to such issues. Also, the Company has already updated the MUFG Environmental Policy Statement, which provides its policies for environmental initiatives, in addition to redefining the authorized body allowed to amend this statement from the Executive Committee to the Board of Directors. Under the updated policy statement, MUFG also intends to step up its efforts to assist customers in their initiatives to contribute to the realization of a sustainable society while proactively enhancing the content of relevant information disclosure.

Although the aforementioned proposal takes the form of an amendment of the Articles of Incorporation in light of restrictions imposed by Japan’s Companies Act, it effectively demands direct intervention by shareholders into the Company’s handling of a specific management challenge. The Board of Directors believes that the handling of such a management challenge must be conducted flexibly by directors, who are entrusted with management matters by shareholders as part of their duties. In light of possible changes in various external conditions, such as social circumstances, we believe that the Company should tackle climate change issues in this manner, rather than specifying detailed policies in its Article of Incorporation, the amendment of which results in strictly binding legal effects and requires a special resolution by the General Meeting of Shareholders.

Taking these factors into account, the Company is opposed to the aforementioned agenda item requiring the amendment of the Articles of Incorporation. At the same time, the Company reiterates its Board of Directors’ commitment to achieving its stated goals stipulated by the MUFG Carbon Neutrality and other documents, which it believes already incorporate the essential content of the shareholder proposal. Accordingly, we hereby ask our shareholders to take these factors into account and prudently examine this proposal before exercising their vote.

3.	Final Words

Circumstances surrounding climate change issues are rapidly evolving, while multifaceted discussion is now under way to address these issues. With this in mind, the Company is determined to carefully identify its path toward carbon neutrality and specify its short-, medium- and long-term targets through engagement with stakeholders, including shareholders, in addition to disclosing these matters to them. Also, we aim to secure robust shareholder understanding by periodically disclosing progress in the pursuit of these targets.

Moreover, the Company’s Board of Directors includes several outside directors equipped with extensive knowledge and experience on par with other global specialists in terms of handling environmental, human rights and other issues. Taking full advantage of insights offered by these individuals, the Board of Directors is currently engaged in active discussion. Therefore, the Board of Directors will responsively oversee the Company’s future initiatives to address climate change issues in a way that employs the diverse expertise possessed by its members in their areas of specialty. Lastly, we hereby ask for your understanding of our management policies and initiatives, including those defined under the MUFG Carbon Neutrality Declaration.

Reference: “MUFG’s Sustainability-Oriented Management—Tackling Climate Change,” material distributed at a June 3, 2021 seminar (Japanese only)

https://www.mufg.jp/dam/ir/presentation/2021/pdf/slides210603_en.pdf

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